UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)   *

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Page 1 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Event Driven Master Fund
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,380,948 [See Item 2(a)(i)]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,380,948 [See Item 2(a)(i)]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,380,948 [See Item 2(a)(i)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% [See Item 2(a)(i)]
14	TYPE OF REPORTING PERSON (See Instructions) OO
Page 2 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Overseas Intermediate Fund
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,681,240
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,681,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,681,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Strategic Master Fund SPC, Ltd.—MSP9
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Strategic Master Fund SPC, Ltd.—MSP5
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,481,959
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,481,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,481,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 6 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 14 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 26.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 14 Pages

Preliminary Note

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on October 13, 2015 (together with all prior and current amendments thereto, this "Schedule 13D").

Certain of the Reporting Persons and/or affiliates thereof hold an aggregate principal amount of $21,876,108 of the Company's 11% senior secured convertible notes due 2018 (the "Convertible Notes").  Subject to conditions set forth in the indenture governing the Convertible Notes, the Convertible Notes may be converted at any time, at the holder's option, into 285.71 Shares per $1,000 principal amount, subject to the right of the Company to settle such conversion in cash not Shares.  In view of the Company's right to settle conversions in cash, ownership of Convertible Notes by a Reporting Person does not give rise to beneficial ownership of Shares on the part of such Reporting Person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and any such Reporting Person hereby disclaims such beneficial ownership.

Capitalized terms used in this Preliminary Note without definition have the meanings set forth below.  All references in this Schedule 13D to "$" are to U.S. dollars.

Item 1.  Security And Issuer

Item 1 is hereby restated in its entirety as follows:

This statement relates to shares of Class A Common Stock, no par value (the "Shares"), of Gold Reserve Inc. (the "Company").  The Company's principal executive offices are located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201.
Item 2.  Identity And Background
Item 2 is hereby restated in its entirety as follows:
(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i)	Greywolf Event Driven Master Fund, a Cayman Islands exempted company ("Greywolf Event Driven"), with respect to the Shares beneficially owned by it1;

(ii)	Greywolf Overseas Intermediate Fund, a Cayman Islands exempted company ("Greywolf Overseas Intermediate"), with respect to the Shares beneficially owned by it;

1 Greywolf Event Driven holds such Shares through GCOF Europe S.à.r.l. ("GCOF Europe"), a special-purpose entity of which Greywolf Event Driven is the 100% owner.

Page 9 of 14 Pages

(iii)	Greywolf Strategic Master Fund SPC, Ltd.—MSP9, a Cayman Islands exempted segregated portfolio company ("MSP9"), with respect to the Shares beneficially owned by it;

(iv)
Greywolf Strategic Master Fund SPC, Ltd.—MSP5, a Cayman Islands exempted segregated portfolio company ("MSP5" and, together with Greywolf Event Driven, Greywolf Overseas Intermediate and MSP9, the "Greywolf Funds"), with respect to the Shares beneficially owned by it;

(v)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the "Investment Manager") of the Greywolf Funds, with respect to the Shares beneficially owned by the Greywolf Funds;

(vi)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to the Shares beneficially owned by the Greywolf Funds; and

(vii)	Jonathan Savitz, a United States citizen and the sole managing member of the Investment Manager General Partner ("Savitz"), with respect to the Shares beneficially owned by the Greywolf Funds.

(b) The address of the principal business office of: (i) each of the Reporting Persons other than the Greywolf Funds is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) each of Greywolf Event Driven and Greywolf Overseas Intermediate is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands; and (iii) each of MSP9 and MSP5 is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager.  The principal business of Savitz is serving as the sole managing member of the Investment Manager General Partner, the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager, and the senior managing member of the general partner of certain other funds managed by the Investment Manager.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 10 of 14 Pages

(f) The citizenship of each of the Reporting Persons is set forth above.

Item 4.  Purpose Of  The Transaction

The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.   Item 4 is amended and restated in its entirety as follows:

The Greywolf Funds acquired the Shares for investment purposes.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, each Reporting Person, consistent with its  investment purpose, at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares or such other securities, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may beneficially own at any point in time.

Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more other security holders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company (the "Board").  Such communications may relate, without limitation, to the Company's strategy, operations, capital structure, Board composition, corporate governance matters and/or any current or future initiatives that may be proposed or adopted by the Company's management or the Board.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Consistent with the foregoing, the Investment Manager recently has discussed in general terms the topic of Board composition and related matters with certain of the Company's directors and members of senior management.  The Reporting Persons may engage in future communications on such matters with members of the Board, members of the Company's senior management, other Company security holders, or other persons.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer

Item 5 is hereby amended and restated in its entirety as follows:
Page 11 of 14 Pages

The Greywolf Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 87,546,147 Shares outstanding as of September 30, 2016, as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on November 23, 2016.

(c)
Other than as reported in Amendment No. 1 to this Schedule 13D filed by the Reporting Persons on March 29, 2017, there have been no purchases or sales of Shares by the Greywolf Funds in the past 60 days.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Investment Manager and the Investment Manager General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

Page 12 of 14 Pages

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned directly by such Greywolf Fund.  The Investment Manager, as the investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Savitz, as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Each of the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April  28, 2017

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to each of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND and
 GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP5
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 14 of 14 Pages